Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OneConnect Financial Technology Co., Ltd.

壹賬通金融科技有限公司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6638)

(NYSE Stock Ticker: OCFT)

CHANGE OF JOINT COMPANY SECRETARY,
CHANGE OF AUTHORISED REPRESENTATIVE
AND

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND

8.17 OF THE LISTING RULES

The board (the “Board”) of directors (the “Director(s)”) of OneConnect Financial Technology Co., Ltd. (the “Company”) hereby announces that Ms. Chan Yuen Mui (“Ms. Chan”) has tendered her resignation as (i) a joint company secretary of the Company (“Joint Company Secretary”); and (ii) an authorised representative of the Company (the “Authorised Representative”) for the purpose of Rule 3.05 of the Rules Governing the Listing of Securities (the “Listing Rules”) on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) with effect from 21 August 2025.

Ms. Chan has confirmed that she has no disagreement with the Board and there are no matters that need to be brought to the attention of the shareholders of the Company or the Stock Exchange in relation to her resignation.

The Board further announces that, following the resignation of Ms. Chan, Mr. Chow Shing Lung (“Mr. Chow”) has been appointed as the Joint Company Secretary and the Authorised Representative with effect from 21 August 2025. Mr. Lin Rubo (“Mr. Lin”) will continue to act as the other Joint Company Secretary.

The biographical details of Mr. Chow and Mr. Lin are as follows:

Mr. Chow

Mr. Chow has more than 14 years of work experience in the company secretarial and legal fields and is currently Assistant Vice President, Entity Solutions of Computershare Hong Kong Investor Services Limited (“Computershare”). Prior to joining Computershare, he was Legal Counsel of the Hong Kong office of a major technology conglomerate.

Mr. Chow obtained a Graduate Diploma with Distinction in English and Hong Kong Law (Common Professional Examination) from the Manchester Metropolitan University and a Master of Corporate Governance degree from The Hong Kong Polytechnic University.

Mr. Chow was admitted as a solicitor of the High Court of Hong Kong and is currently a member of The Law Society of Hong Kong. Mr. Chow is also an associate member of both The Hong Kong Chartered Governance Institute (formerly known as the Hong Kong Institute of Chartered Secretaries) and The Chartered Governance Institute in the United Kingdom.

Mr. Lin

Mr. Lin has over 20 years experience in technology, media and telecommunications industry and capital market. Prior to joining the Company, Mr. Lin served as the chief financial officer of Ping An Technology, a leading fintech company in China. Before that, Mr. Lin served in different senior management positions of various companies from 2010 to 2020, including chief financial officer of Lenovo Group Ltd’s global mobile business unit, finance general manager of WeChat business division in Tencent and chief financial officer of Shenzhen Xiaoman Technology Co. Ltd. From 1999 to 2010, Mr. Lin worked for Microsoft, Dell and IBM in U.S/China and he held various managerial roles in service finance, business control, strategic planning, digital transformation and cloud services. Mr. Lin received his master degree of business and administration from Kelley School of Business at Indiana University Bloomington in 2005 and his bachelor’s degree in international business and economics from Hunan University in 1994.

Mr. Lin has served as the chief financial officer of the Company since August 2024.

WAIVER FROM STRICT COMPLIANCE WITH RULES 3.28 AND 8.17 OF THE LISTING RULES

Reference is made to the waiver (the “Existing Waiver”) granted to the Company by the Stock Exchange from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules in relation to the eligibility of Mr. Lin to act as a Joint Company Secretary for a period of three years from the effective date of appointment of Mr. Lin as a Joint Company Secretary (“Waiver Period”) (i.e. 11 April 2025), on the condition that Mr. Lin must be assisted by Ms. Chan as a Joint Company Secretary during the Waiver Period. Details of the Existing Waiver were disclosed in the announcement of the Company dated 11 April 2025.

As a result of Ms. Chan’s resignation, the Company has applied to the Stock Exchange for, and the Stock Exchange has granted, a new waiver from strict compliance with the requirements under Rules 3.28 and 8.17 of the Listing Rules with respect to the eligibility of Mr. Lin to act as a Joint Company Secretary (the “New Waiver”) from 21 August 2025 (i.e. from the effective date of Mr. Chow’s appointment as the Joint Company Secretary) to 10 April 2028 (i.e. the remaining period of the Existing Waiver) (the “New Waiver Period”). The New Waiver is granted on the following conditions:

(i)	Mr. Lin must be assisted by Mr. Chow during the New Wavier Period; and

(ii)	the New Waiver could be revoked if there are material breaches of the Listing Rules by the Company.

Before the end of the New Waiver Period, the Company must demonstrate and seek confirmation from the Stock Exchange that Mr. Lin, having had the benefit of Ms. Chan and Mr. Chow’s assistance for approximately three years, has attained the relevant experience and is capable of discharging the functions of a company secretary under Rule 3.28 of the Listing Rules such that a further waiver will not be necessary. The Stock Exchange may withdraw or change the New Waiver if the Company’s situation changes.

The Board would like to take this opportunity to express its sincere gratitude to Ms. Chan for her valuable contribution and services to the Company during her tenure of office, and welcome Mr. Chow for his new appointment.

By order of the Board
OneConnect Financial Technology Co., Ltd.
Mr. Chen Dangyang
Chairman of the Board and Chief Executive Officer

Hong Kong, 21 August 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Chen Dangyang as the executive director, Mr. Michael Guo, Ms. Xin Fu, Mr. Wenwei Dou and Ms. Wenjun Wang as the non-executive directors and Dr. Yaolin Zhang, Mr. Tianruo Pu, Mr. Wing Kin Anthony Chow and Mr. Koon Wing Ernest Ip as the independent non-executive directors.

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